SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               August 1, 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated August 1, 2003 re: Interim Results

                              Lloyds TSB Group plc

                           Results for the half-year
                                to 30 June 2003

                            PRESENTATION OF RESULTS

In order to provide a clearer representation of the underlying performance of the Group, the results of the Group's life and pensions business include investment earnings calculated using longer-term investment rates of return and annual management charges based on unsmoothed fund values (page 45, note 5). The difference between the normalised investment earnings and the actual return ("the investment variance") together with the impact of changes in the economic assumptions used in the embedded value calculation (page 45, note 6) have been separately analysed and a reconciliation to the Group's profit before tax is given on page 1.


                                    CONTENTS
                                                                                                                  Page

Profit before tax by main businesses                                                                                 1
Performance highlights and Chairman's comments                                                                       2
Group Chief Executive's statement                                                                                    3
Summary of results                                                                                                   6
Review of financial performance                                                                                      7
Consolidated profit and loss account                                                                                11
Consolidated balance sheet                                                                                          12
Consolidated cash flow statement                                                                                    13
Segmental analysis                                                                                                  14
Performance by sector                                                                                               16
Income                                                                                                              30
Operating expenses                                                                                                  35
Number of employees                                                                                                 36
Credit quality                                                                                                      37
Capital ratios                                                                                                      39
Overview of consolidated balance sheet                                                                              40
Notes                                                                                                               43
Contacts for further information                                                                                    48


                      FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

LLOYDS TSB GROUP 2003 INTERIM RESULTS

                         PROFIT BEFORE TAX BY MAIN BUSINESSES

                                                                                 Half-year to                Half-year to
                                                                                    30 June                  31 December
                                                                              2003             2002             2002
                                                                              GBPm             GBPm             GBPm

UK Retail Banking and Mortgages
  Before provisions for customer redress                                       631              622              619
  Provisions for customer redress                                             (200)               -                -
                                                                               431              622              619
Insurance and Investments
  Before provisions for customer redress                                       589              757              676
  Provisions for customer redress                                             (100)               -             (205)
                                                                               489              757              471
Wholesale Markets                                                              368              354              296
International Banking                                                          235              231              150
Central group items                                                            120               39              (35)
Profit before tax, excluding changes in economic
assumptions and investment variance                                          1,643            2,003            1,501
Changes in economic assumptions (page 45, note 6)                               (8)               -               55
Investment variance (page 45, note 5)                                           42             (399)            (553)
Profit before tax                                                            1,677            1,604            1,003



2002 figures have been restated to incorporate efficiency programme related restructuring costs within business units, the reclassification of emerging markets debt earnings from International Banking to Central group items, and changes in internal transfer pricing arrangements.

LLOYDS TSB GROUP 2003 INTERIM RESULTS

                              PERFORMANCE HIGHLIGHTS

Results

- Profit before tax increased by GBP73 million, or 5 per cent, to GBP1,677 million.

- Profit attributable to shareholders increased by 4 per cent to GBP1,155 million.

-          Earnings per share increased by 4 per cent to 20.7p.

-          Post-tax return on average shareholders' equity 28.1 per cent.

-          Total capital ratio 10.1 per cent, tier 1 capital ratio 8.1 per cent.

-          Interim dividend of 10.7p per share (2002: 10.7p).

- Over the last twelve months, customer lending grew by 11 per cent to GBP142 billion and customer deposits increased by 7 per cent to GBP121 billion.

- The Group has improved its market share in many key product areas, including mortgages, credit cards, bank savings, and life, pensions and long-term savings.

Results, excluding changes in economic assumptions and investment variance

- Profit before tax decreased by GBP360 million, or 18 per cent, to GBP1,643 million.

- Excluding a number of other significant items, pre-tax profits are broadly unchanged.

- Profit attributable to shareholders decreased by 20 per cent to GBP1,128 million.

-          Earnings per share decreased by 20 per cent to 20.2p.

-          Economic profit decreased by 19 per cent to GBP758 million.

-          Post-tax return on average shareholders' equity 27.4 per cent.

Commenting on the results Lloyds TSB Group chairman, Maarten van den Bergh, said:-

"Lloyds TSB has reported a 5 per cent growth in pre-tax profits during the first half of 2003, reflecting a solid underlying performance and, in particular, the absence of a significant negative investment variance arising from the weakness in global stock markets, which affected the Group's results in 2002. The Group has continued to grow its share of key markets, costs have remained tightly controlled, and capital ratios remain satisfactory.

The Board is maintaining the interim dividend at 10.7p per share. The Board recognises the importance attached by shareholders to the Group's dividend and will continue to take each dividend decision on its merits at the time, taking into account the Group's capital position and the Board's view of current earnings and future prospects.

The Group continues to operate in a challenging economic environment. However further progress is expected in the second half of the year."

LLOYDS TSB GROUP

                       GROUP CHIEF EXECUTIVE'S STATEMENT

In the first half of 2003, Lloyds TSB's headline profit before tax increased by 5 per cent, compared with the first half of 2002. However, a number of significant items, both favourable and unfavourable, affected this half-year's profits which, on a like-for-like basis, were broadly unchanged. On the same basis, revenues increased by 2 per cent, and costs were held flat.

The economic and regulatory environment in which the Group operates continues to be challenging but, despite this, Lloyds TSB has improved its market share performance in a number of key products and delivered good growth in both customer lending and deposits. Margin erosion remains a concern, as does the likely slowdown in UK consumer credit growth and continuing uncertainty in global stock markets.

Over the past several periods, Lloyds TSB's results and financial performance have been characterised by a high return on equity, an increased volatility in earnings and modest growth in like-for-like profits. The Group's results for the first half of 2003 are not dissimilar, as higher earnings from the sale of the Group's emerging markets debt portfolio and the absence of a negative investment variance offset by a GBP300 million provision for customer redress, led to the 5 per cent growth in headline earnings.

As a result of this view on performance, we have set a number of priorities to manage the Group. Firstly, to manage the business portfolio and reduce earnings volatility. Secondly, to maintain and build profitability and, thirdly, to position the Group to deliver growth from within our retail, and corporate and commercial customer franchises.

Managing the business portfolio

We are managing the Group around our core business units, for which we have set criteria. Accordingly, the Group has announced a review of its strategic options for The National Bank of New Zealand, and disposed of its French fund management and private banking businesses.

Our emerging markets debt portfolio, which totalled GBP1.1 billion at the end of 2002, has now been sold, at a significant profit, as we accelerated the disposal programme to take full advantage of improving secondary bond market trading conditions. The Group's exposure in Latin America has continued to be reduced.

In the Group's life assurance businesses, we have reviewed profitability, design and risk profile by individual product line to seek to improve the capital efficiency and near-term cash profile. We are implementing a plan to focus new business development on the more profitable, and capital efficient, areas. Our objectives are to ensure no capital demands, for either solvency or business growth purposes, are made to the Group for FTSE 100 levels above 3000; to run the business to generate free cash flow; and ensure that new business exceeds our minimum cost of equity hurdle rate.

LLOYDS TSB GROUP

The equity content in both Scottish Widows' with-profits fund and shareholder owned estate has been reduced, and the Group has improved its protection against short-term volatility in UK equity markets by hedging part of its equity portfolio into 2004. Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK.

In recent times, considerable changes in regulatory and public attitudes to both the sale and performance of financial products, have had a major impact on the financial services industry. We have been subject to these same factors and we have experienced some lapses in our own sales processes. This has led to unacceptable levels of customer dissatisfaction and the need for redress. We have now put in place new sales management processes and incentive plans designed to guide the organisation to build deep, long-term customer relationships.

Maintaining and building profitability

We have undertaken a review of capital usage within the Group and we are introducing an enhanced focus on economic capital management, supported by the introduction of a more rigorous equity attribution model. The key financial measures of performance will be economic profit growth and return on economic equity. Our balance sheet is starting to reflect the impact of this renewed focus on capital efficiency with the redeployment of capital resources to higher return relationship businesses, for example in consumer lending. We have also improved the capital efficiency in our life business, and reduced the Group's portfolio of debt securities by 2 per cent.

The Group operates in a very competitive environment. Margins continue to decline, albeit at a slower underlying rate as we focus on improving volumes and the mix of our business, and we continue to expect further gradual product margin erosion. To help offset this effect on our profitability, we aim to deliver good levels of quality balance sheet growth, whilst keeping costs firmly under control.

Whilst ensuring that we commit investment to growth businesses, cost control will continue to have high priority throughout the Group. The increasing use of straight through processing, and our introduction of a 6 sigma approach to excellence in our key operational processes has started to improve our cost effectiveness and customer service levels. The Group is also piloting, with some initial success, limited outsourcing of processing and back office operations.

Positioning the Group for growth

Today, all major business lines within the Group deliver satisfactory returns on capital and no further large in-market acquisitions are currently anticipated within the UK banking environment. The Group's fundamental challenge is therefore to deliver organic growth.

LLOYDS TSB GROUP

The Group has identified broad areas from which to deliver growth. We are a significant player, with 20 per cent, or greater, shares in the UK personal and small business markets combined with the largest multi-channel distribution network in the UK. However, we still account for only 10 per cent of the total economic profits of the UK financial services market. The opportunity is therefore considerable, but realising it will require the Group to deliver a consistently high performance, improve the use of its existing assets, and ensure our resources are committed to growth businesses. We aim to capture market share by leveraging our retail, and corporate and commercial customer franchises, our distribution strength and our knowledge of our customers' financial activity and requirements. On average, for example, our retail customers spend twice as much on our competitors' products and services, as they do on our own. This story is similar for our corporate and commercial customers where, despite a strong blue-chip corporate franchise, we are currently under-represented in the product purchases of these customers in a number of profitable areas.

In the retail business, our focus on the opportunity within the core franchise has already resulted in an increased market share of credit cards, bank savings and mortgages, in some cases reversing the declining trends of recent years.

Lloyds TSB is a high performing business, with significant strengths in distribution, brand management and its customer base, but our growth has slowed in recent years. We are reviewing and actively managing the Group's portfolio of businesses to focus on our core assets, whilst seeking to reduce earnings volatility, and much has already been achieved in the first half of the year. We aim to maintain our levels of profitability and a high return on economic equity. We have identified a number of significant opportunities for growth within our core businesses and, over the next few months, will be developing detailed implementation plans. We already have evidence of the success of this approach in our retail banking business, where like-for-like profits increased by 12 per cent in the first half of 2003. Whilst recognising the substantial economic, regulatory and competitive pressures we face, our key focus going forward will be to build on these growth opportunities.

J. Eric Daniels
Group Chief Executive

LLOYDS TSB GROUP 2003 INTERIM RESULTS

                                   SUMMARY OF RESULTS

                                                                   Half-year to            Increase      Half-year to
                                                                      30 June             (Decrease)      31 December
                                                                2003           2002                            2002
Results                                                         GBPm           GBPm            %               GBPm

Total income                                                    4,934          4,597            7             4,281
Operating expenses                                              2,629          2,360           11             2,555
Trading surplus                                                 2,305          2,237            3             1,726
Provisions for bad and doubtful debts                             470            479           (2)              550
Profit before tax                                               1,677          1,604            5             1,003
Profit attributable to shareholders                             1,155          1,113            4               668
Economic profit (page 43, note 2)                                 785            633           24               188
Earnings per share (pence)                                       20.7           20.0            4              12.0
Post-tax return on average shareholders' equity (%)              28.1           20.9                           12.5
Results, excluding changes in economic
assumptions and investment variance
Profit before tax                                               1,643          2,003          (18)            1,501
Earnings per share (pence)                                       20.2           25.4          (20)             18.7
Post-tax return on average shareholders' equity (%)              27.4           26.5                           19.6

Shareholder value
Closing market price per share (period-end)                      430p           653p                           446p
Total market value of shareholders' equity                  GBP24.0bn      GBP36.5bn                      GBP24.8bn
Dividends per share                                             10.7p          10.7p            -             23.5p

Balance sheet                                                    GBPm           GBPm                          GBPm
Shareholders' equity                                            8,656         10,976          (21)            7,972
Net assets per share (pence)                                      153            194          (21)              141
Total assets                                                  264,679        246,379            7           252,758
Loans and advances to customers                               141,990        128,478           11           134,474
Customer deposits                                             121,433        113,787            7           116,334

Risk asset ratios                                                  %              %                              %
Total capital                                                    10.1            9.5                            9.6
Tier 1 capital                                                    8.1            7.8                            7.8

LLOYDS TSB GROUP

                         REVIEW OF FINANCIAL PERFORMANCE

In the first half of 2003 the Group's profit before tax increased by GBP73 million, or 5 per cent, to GBP1,677 million, from GBP1,604 million in the first half of 2002. Total income increased by GBP337 million, or 7 per cent, to GBP4,934 million whilst operating expenses increased by GBP269 million, or 11 per cent. The Group's results comparisons are however heavily influenced by the impact of the GBP399 million negative investment variance in the first half of 2002 and, excluding investment variance and changes in economic assumptions, profit before tax fell by 18 per cent, or GBP360 million, to GBP1,643 million, compared with the first half of last year. A number of other significant items affected the Group's results in the first half of 2003 including, particularly, exceptional gains from the sale of the Group's emerging markets debt portfolio and a GBP300 million provision for customer redress relating to past sales of certain stock market investment and long-term savings products. Overall, excluding special items, Group profits were broadly flat, compared with the two previous half-years, as good growth in customer lending and deposits was offset by further margin erosion, the impact of continuing stock market uncertainty on revenues in the Group's life assurance and wealth management businesses, and lower creditor insurance income in our general insurance business as a result of the slowdown in the rate of growth in UK consumer credit. Excluding the impact of acquisitions, operating lease depreciation and provisions for customer redress, operating expenses were held flat.

In many of its key product areas the Group continued to grow its market share and, as a result, customer lending and deposits continued to grow strongly.
Over the last 12 months, customer lending grew by 11 per cent to GBP142 billion and customer deposits increased by 7 per cent to GBP121 billion. The Group net interest margin was 3.01 per cent, compared with 3.27 per cent in the first half of 2002. The implementation of the remedies proposed in March 2002 by the Competition Commission's report, following its investigation into the supply of banking services to small and medium size enterprises (SMEs), reduced the Group's net interest margin in the first half of 2003 by some 10 basis points. The strong growth in lending and deposit volumes, however, ensured that this reduction in the Group net interest margin was more than compensated for by volume growth, resulting in overall growth in net interest income of 1 per cent compared with the first half of 2002.

Profit attributable to shareholders was 4 per cent higher at GBP1,155 million and earnings per share increased by 4 per cent to 20.7p. Shareholders' equity decreased by GBP2,320 million to GBP8,656 million, compared with GBP10,976 million at the end of the first half of 2002, following the reduction of GBP2,331 million in the value of the Group's pension schemes during 2002.
Compared with the shareholders' equity of GBP7,972 million at the end of December 2002 there has been an increase of GBP684 million, or 9 per cent, during the first half of 2003. The post-tax return on average shareholders' equity was 28.1 per cent, compared to 20.9 per cent in the first half of 2002, and 12.5 per cent in the second half of 2002, and economic profit increased by 24 per cent to GBP785 million. These increases, compared with 2002, largely reflect the reduction in shareholders' equity at the end of 2002 and also the absence in the first half of 2003 of a negative investment variance. The post-tax return on average assets was 1.14 per cent, and the post-tax return on average risk-weighted assets was 1.91 per cent.

LLOYDS TSB GROUP

Pre-tax profit from UK Retail Banking and Mortgages, excluding a GBP200 million provision for customer redress, increased by GBP9 million, or 1 per cent, to GBP631 million, compared with the first half of 2002. On the same basis, and excluding the impact of the implementation of the Competition Commission's SME remedies which reduced profits in the Group's business banking portfolio by some GBP65 million, pre-tax profit from UK Retail Banking and Mortgages increased by some GBP74 million, or 12 per cent, to GBP696 million. Notwithstanding the general slowdown in growth in UK consumer credit lending there was strong growth in credit card lending, up 26 per cent, and in personal loan balances outstanding, up 8 per cent. Current account and savings and investment account balances, within Retail Banking, increased by 9 per cent. Costs remained tightly controlled and asset quality generally remains satisfactory. Provisions for bad and doubtful debts increased by GBP65 million to GBP335 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, and a higher charge for fraud in the personal lending portfolios. Overall, the arrears position was stable.

In the Mortgages business, gross new lending increased by 50 per cent to a record GBP12.0 billion, compared with GBP8.0 billion in the first half of 2002. Net new lending was GBP4.8 billion, compared with GBP2.0 billion in the first half of 2002, resulting in an estimated market share of net new lending of 11.4 per cent. As a result of this strong growth in both gross and net new lending, mortgage balances outstanding increased by 8 per cent to GBP67.3 billion, during the first half of 2003.

Profit before tax, excluding changes in economic assumptions, investment variance and a GBP100 million provision for customer redress, from Insurance and Investments decreased by GBP168 million, or 22 per cent, to GBP589 million, partly as a result of a reduction of GBP101 million in benefits from experience variances and assumption changes, and lower normalised investment earnings. Overall weighted sales in the Group's life, pensions and unit trust businesses in the first half of 2003 were GBP366.6 million, compared to GBP372.7 million in the first half of last year, a decrease of 2 per cent. This decrease in weighted sales reflected a 5 per cent increase in weighted sales from life and pensions, more than offset by a 22 per cent reduction in weighted sales from unit trusts, largely caused by ongoing stock market uncertainty which continues to significantly reduce customer demand for unit trust and equity-based ISA products. Weighted sales from independent financial advisors rose by 36 per cent, whilst sales through the branch network remained subdued and were 25 per cent lower. In the Group's general insurance operations, continued growth in household insurance income was offset by a 14 per cent reduction in creditor insurance income, as a result of the general slowdown in growth in personal lending.

Wholesale Markets pre-tax profit increased by GBP14 million, or 4 per cent, to GBP368 million, as strong profit growth in Lloyds TSB Asset Finance and a reduction in provisions for bad and doubtful debts more than offset the impact of the introduction of the Competition Commission's SME report remedies, and lower income from Treasury. Growth in customer lending and the impact of acquisitions in the asset finance business resulted in a GBP66 million, or 6 per cent, increase in total income. Operating expenses increased by GBP81 million, again largely as a result of the asset finance acquisitions. The provisions charge for bad and doubtful debts decreased by GBP43 million, despite a small increase in provisions within the asset finance businesses reflecting portfolio growth. In the first half of 2002, provisions against Group loans and advances to certain large US corporate customers totalled some GBP70 million.

LLOYDS TSB GROUP

International Banking pre-tax profit increased by GBP4 million, or 2 per cent, to GBP235 million, notwithstanding a GBP15 million loss on the sale of the Group's French wealth management businesses, and a GBP23 million profit on the sale and leaseback of premises in the first half of 2002. Profits from The National Bank of New Zealand increased by 34 per cent to GBP147 million as a result of good growth in all core businesses, particularly mortgages and small business banking. Pre-tax profits from the Group's Offshore and European Private Banking operations, however, decreased as a result of lower volumes and stock market related fee income. In a market affected by high interest rates, our consumer finance business in Brazil, Losango, increased lending volumes and, with the benefit of more favourable bond market conditions, the Group's businesses in Brazil made a pre-tax profit of GBP46 million, compared with GBP32 million in the first half of 2002.

The total Group charge for bad and doubtful debts was 2 per cent lower at GBP470 million, compared with GBP479 million in the first half of 2002, and 15 per cent lower than the GBP550 million charge in the second half of 2002. In UK Retail Banking, the provisions charge increased by GBP68 million, or 25 per cent, to GBP340 million, partly as a result of volume related asset growth in the personal loan and credit card portfolios, which grew by 8 per cent and 26 per cent respectively, but also as a result of a higher charge for fraud in the personal lending portfolios. In Mortgages, an improved arrears position and the beneficial effect of house price increases resulted in a GBP5 million provisions release for the half-year. In Wholesale Markets, the provisions charge decreased by GBP43 million to GBP108 million. International Banking provisions decreased to GBP40 million, from GBP63 million in the first half of 2002, as a result of the absence of an increase in general provisions relating to the Group's exposure to Argentina. The Group's charge for bad and doubtful debts, expressed as a percentage of average lending, was 0.66 per cent, compared to 0.75 per cent in the first half of 2002.

During the first half of 2003 the Group accelerated the sale of its portfolio of emerging markets debt investments to take full advantage of improving secondary bond market conditions. Profits on bond sales, and certain closed foreign exchange positions, in the first half of 2003 totalled some GBP295 million. The Group does not expect to achieve any further contribution from the emerging markets debt portfolio in the second half of 2003 and beyond.

The Group has carried out, in conjunction with the regulator, an investigation into the appropriateness of certain sales of the Extra Income & Growth Plan, a stock market related investment product sold in 2000 and 2001. This investigation is now largely complete and the Group is in a better position to quantify the financial effect. During the first half of 2003 there has also been an increase in the level of complaints relating to Group sales and performance of certain endowment based and long-term savings products. Whilst the Group maintains provisions for customer redress in respect of past product sales, the adequacy of these provisions has been reviewed in the light of ongoing experience and the drawing to a conclusion of the Extra Income & Growth Plan investigation. As a result, the estimated total cost of redress is forecast to increase by some GBP300 million, largely reflecting sales of endowment based and long-term savings products, and an additional provision of this amount has been made. The adequacy of this provision will be kept under review.

LLOYDS TSB GROUP

The total capital ratio was 10.1 per cent and the tier 1 capital ratio was 8.1 per cent. Risk-weighted assets increased by 4 per cent to GBP127.5 billion, from GBP122.4 billion at the end of 2002. At the end of June 2003, the Scottish
Widows free asset ratio was an estimated 12.7 per cent, compared to 12.2 per cent at the end of 2002 (page 46, note 7). The equity backing ratio for traditional with-profits policies at 30 June 2003 was 48 per cent (equities 35 per cent; property 13 per cent). Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK; able to withstand significant stock market falls without an injection of capital. The Group has not injected additional capital from outside the Group's insurance businesses into Scottish Widows, and does not expect to inject capital into Scottish Widows unless the level of the FTSE 100 index falls to, and remains, below 3000.

The Group continues to generate strong profits from its operations and, excluding investment variance and changes in economic assumptions, the profit attributable to shareholders in the first half of 2003 was GBP1,128 million. The Board has decided to maintain the interim dividend at 10.7p per share.

LLOYDS TSB GROUP

                         CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)


                                                                            Half-year to              Half-year to
                                                                              30 June                 31 December
                                                                       2003              2002               2002
                                                                       GBPm              GBPm               GBPm

Interest receivable:
  Interest receivable and similar income arising from
  debt securities                                                        245              278                289
  Other interest receivable and similar income                         4,764            4,868              5,114
Interest payable                                                       2,438            2,589              2,789
Net interest income                                                    2,571            2,557              2,614
Other finance income                                                      17               85                 80
Other income
Fees and commissions receivable                                        1,509            1,523              1,530
Fees and commissions payable                                            (346)            (306)              (339)
Dealing profits (before expenses)                                        427               88                100
Income from long-term assurance business                                 175               23               (326)
General insurance premium income                                         261              235                251
Other operating income                                                   320              392                371
                                                                       2,346            1,955              1,587
Total income                                                           4,934            4,597              4,281
Operating expenses

Administrative expenses                                                2,287            2,040              2,174
Depreciation                                                             318              299                343
Amortisation of goodwill                                                  24               21                 38
Depreciation and amortisation                                            342              320                381
Total operating expenses                                               2,629            2,360              2,555
Trading surplus                                                        2,305            2,237              1,726
General insurance claims                                                 108              107                122
Provisions for bad and doubtful debts
Specific                                                                 466              451                514
General                                                                    4               28                 36
                                                                         470              479                550
Amounts written off fixed asset investments                               24               39                 48
Operating profit                                                       1,703            1,612              1,006

Income from joint ventures                                               (11)              (8)                (3)
Loss on sale of businesses                                               (15)               -                  -
Profit on ordinary activities before tax                               1,677            1,604              1,003

Tax on profit on ordinary activities                                     489              462                302
Profit on ordinary activities after tax                                1,188            1,142                701
Minority interests   - equity                                             10                9                 10
                     - non-equity                                         23               20                 23
Profit for the period attributable to shareholders                     1,155            1,113                668

Dividends                                                                597              597              1,311
Profit (loss) for the period                                             558              516               (643)

Earnings per share                                                     20.7p            20.0p              12.0p
Diluted earnings per share                                             20.6p            19.9p              11.9p

LLOYDS TSB GROUP

                              CONSOLIDATED BALANCE SHEET

                                                                           30 June         30 June        31 December
                                                                             2003            2002              2002
                                                                         (unaudited)     (unaudited)        (audited)
Assets                                                                       GBPm            GBPm              GBPm

Cash and balances at central banks                                            857              717             1,140
Items in course of collection from banks                                    2,433            2,384             1,757
Treasury bills and other eligible bills                                     3,577            3,645             2,409
Loans and advances to banks                                                18,306           18,386            17,529
Loans and advances to customers                                           141,990          128,478           134,474
Debt securities                                                            28,682           27,022            29,314
Equity shares                                                                 230              222               206
Interests in joint ventures                                                    38               33                45
Intangible assets                                                           2,615            2,646             2,634
Tangible fixed assets                                                       3,974            3,806             4,096
Own shares                                                                     29               38                18
Other assets                                                                5,631            4,768             5,263
Prepayments and accrued income                                              2,142            2,587             2,305
Post-retirement benefit asset                                                   -              319                 -
Long-term assurance business attributable
to the shareholder                                                          6,362            6,506             6,228
                                                                          216,866          201,557           207,418
Long-term assurance assets attributable to policyholders                   47,813           44,822            45,340
Total assets                                                              264,679          246,379           252,758
Liabilities
Deposits by banks                                                          23,882           22,091            25,443
Customer accounts                                                         121,433          113,787           116,334
Items in course of transmission to banks                                      981              960               775
Debt securities in issue                                                   34,498           31,495            30,255
Other liabilities                                                           8,427            7,320             8,289
Accruals and deferred income                                                3,479            3,339             3,696
Post-retirement benefit liability                                           2,168               74             2,077
Provisions for liabilities and charges:
  Deferred tax                                                              1,271            1,399             1,317
  Other provisions for liabilities and charges                                532              282               361
Subordinated liabilities:
  Undated loan capital                                                      6,063            4,622             5,496
  Dated loan capital                                                        4,733            4,655             4,672
Minority interests:
  Equity                                                                       47               33                37
  Non-equity                                                                  696              524               694
                                                                              743              557               731
Called-up share capital                                                     1,417            1,415             1,416
Share premium account                                                       1,121            1,093             1,093
Merger reserve                                                                343              343               343
Profit and loss account                                                     5,775            8,125             5,120
Shareholders' funds (equity)                                                8,656           10,976             7,972
                                                                          216,866          201,557           207,418
Long-term assurance liabilities to policyholders                           47,813           44,822            45,340
Total liabilities                                                         264,679          246,379           252,758


LLOYDS TSB GROUP

                         CONSOLIDATED CASH FLOW STATEMENT (unaudited)

                                                                               Half-year to             Half-year to
                                                                                  30 June                31 December
                                                                            2003            2002             2002
                                                                            GBPm            GBPm             GBPm

Net cash inflow from operating activities                                   4,670           4,235            1,159
Dividends received from associated undertakings                                 5               2                -
Returns on investments and servicing of finance:
Dividends paid to equity minority interests                                     -             (13)              (5)
Payments made to non-equity minority interests                                (40)            (20)             (23)
Interest paid on subordinated liabilities (loan capital)                     (297)           (231)            (232)
Net cash outflow from returns on investments and
servicing of finance                                                         (337)           (264)            (260)
Taxation:
UK corporation tax                                                           (205)           (329)            (429)
Overseas tax                                                                 (119)            (90)            (103)
Total taxation                                                               (324)           (419)            (532)
Capital expenditure and financial investment:
Additions to fixed asset investments                                      (19,519)        (23,866)         (22,964)
Disposals of fixed asset investments                                       18,656          23,740           21,767
Additions to tangible fixed assets                                           (346)           (536)            (779)
Disposals of tangible fixed assets                                            154             114              245
Capital injection to life fund                                                  -            (140)               -
Net cash outflow from capital expenditure
and financial investment                                                   (1,055)           (688)          (1,731)
Acquisitions and disposals:
Additions to interests in joint ventures                                       (6)             (6)             (15)
Acquisition of group undertakings                                              (1)            (53)             (64)
Net cash outflow from acquisitions and disposals                               (7)            (59)             (79)
Equity dividends paid                                                      (1,311)         (1,306)            (597)
Net cash inflow (outflow) before financing                                  1,641           1,501           (2,040)
Financing:
Issue of subordinated liabilities (loan capital)                              532           1,145              975
Issue of ordinary share capital net of GBP3 million
(2002 first half: GBP56 million; second half: GBP6 million)
charge in respect of the QUEST                                                 26              82               (5)
Repayments of subordinated liabilities (loan capital)                         (54)            (48)              (7)
Minority investment in subsidiaries                                             -               -              167
Capital element of finance lease rental payments                               (1)             (3)              (1)
Net cash inflow from financing                                                503           1,176            1,129
Increase (decrease) in cash                                                 2,144           2,677             (911)

LLOYDS TSB GROUP

                                         SEGMENTAL ANALYSIS

Half-year to
30 June 2003                      UK Retail
                                   Banking        Insurance
                                     and             and         Wholesale  International      Central
                                  Mortgages      Investments      Markets       Banking       group items        Total
                                     GBPm             GBPm         GBPm           GBPm           GBPm             GBPm

Net interest income                  1,719             39           574            406           (167)           2,571
Other finance income                     -              -             -              -             17               17
Other income                           558            771           518            177            288            2,312
Total income                         2,277            810         1,092            583            138            4,900
Operating expenses                   1,500            213           593            292             31            2,629
Trading surplus                        777            597           499            291            107            2,271
General insurance claims                -             108             -              -              -              108
Bad debt provisions                    335              -           108             40            (13)             470
Amounts written off
fixed asset investments                  -              -            23              1              -               24
Income from joint ventures             (11)             -             -              -              -              (11)
Loss on sale of businesses               -              -             -            (15)             -              (15)
Profit before tax*                     431            489           368            235            120            1,643
Changes in economic
assumptions                              -             (8)            -              -              -               (8)
Investment variance                      -             42             -              -              -               42
Profit before tax                      431            523           368            235            120            1,677


Half-year to                      UK Retail
30 June 2002                       Banking      Insurance
                                     and           and          Wholesale   International      Central
                                  Mortgages     Investments      Markets        Banking      group items        Total
                                     GBPm           GBPm           GBPm           GBPm           GBPm            GBPm

Net interest income                  1,680             33           579            383           (118)           2,557
Other finance income                     -              -             -              -             85               85
Other income                           533          1,073           447            188            113            2,354
Total income                         2,213          1,106         1,026            571             80            4,996
Operating expenses                   1,313            242           512            277             16            2,360
Trading surplus                        900            864           514            294             64            2,636
General insurance claims                 -            107             -              -              -              107
Bad debt provisions                    270              -           151             63             (5)             479
Amounts written off
fixed asset investments                  -              -             9              -             30               39
Income from joint ventures              (8)             -             -              -              -               (8)
Profit before tax*                     622            757           354            231             39            2,003
Investment variance                      -           (399)            -              -              -             (399)
Profit before tax                      622            358           354            231             39            1,604


*excluding changes in economic assumptions and investment variance

LLOYDS TSB GROUP


Half-year to                      UK Retail
31 December 2002                   Banking        Insurance
                                      and            and        Wholesale   International      Central
                                   Mortgages     Investments     Markets        Banking       group items        Total
                                      GBPm           GBPm          GBPm           GBPm           GBPm            GBPm

Net interest income                  1,742             41           597            367           (133)           2,614
Other finance income                     -              -             -              -             80               80
Other income                           543            792           528            186             36            2,085
Total income                         2,285            833         1,125            553            (17)           4,779
Operating expenses                   1,370            240           621            304             20            2,555
Trading surplus                        915            593           504            249            (37)           2,224
General insurance claims                 -            122             -              -              -              122
Bad debt provisions                    293              -           160             99             (2)             550
Amounts written off
fixed asset investments                  -              -            48              -              -               48
Income from joint ventures              (3)             -             -              -              -               (3)
Profit before tax*                     619            471           296            150            (35)           1,501
Changes in economic
assumptions                              -             55             -              -              -               55
Investment variance                      -           (553)            -              -              -             (553)
Profit before tax                      619            (27)          296            150            (35)           1,003


*excluding changes in economic assumptions and investment variance


                         PERIOD END ASSETS BY MAIN BUSINESSES

                                                                                   30 June                 31 December
                                                                             2003             2002             2002
                                                                             GBPm             GBPm             GBPm

UK Retail Banking and Mortgages                                             91,921           81,255           85,868
Insurance and Investments*                                                   9,400            9,633            9,161
Wholesale Markets                                                           92,148           87,823           89,547
International Banking                                                       22,992           21,439           21,298
Central group items                                                            405            1,407            1,544
Total assets*                                                              216,866          201,557          207,418

*excluding long-term assurance assets attributable to policyholders

LLOYDS TSB GROUP

                            PERFORMANCE BY SECTOR

UK Retail Banking and Mortgages

(covering the Group's UK retail businesses, providing banking and financial services to personal and small business customers; mortgages; private banking and stockbroking)

                                                                               Half-year to            Half-year to
                                                                                  30 June               31 December
                                                                            2003            2002             2002
                                                                            GBPm            GBPm             GBPm

Net interest income                                                         1,719           1,680            1,742
Other income                                                                  558             533              543
Total income                                                                2,277           2,213            2,285
Operating expenses:
Before provisions for customer redress                                      1,300           1,313            1,370
Provisions for customer redress                                               200               -                -
                                                                            1,500           1,313            1,370
Trading surplus                                                               777             900              915
Provisions for bad and doubtful debts                                         335             270              293
Income from joint ventures                                                    (11)             (8)              (3)
Profit before tax                                                             431             622              619

Profit before tax, before provisions for customer redress                     631             622              619

Efficiency ratio, before provisions for customer redress                    57.1%           59.3%            60.0%
Total assets (period-end)                                               GBP91.9bn       GBP81.3bn        GBP85.9bn
Total risk-weighted assets (period-end)                                 GBP57.7bn       GBP51.2bn        GBP54.2bn

Profit before tax from UK Retail Banking and Mortgages, before customer redress provisions, increased by GBP9 million to GBP631 million, compared with GBP622 million in the first half of 2002 as a result of continued strong growth in the Group's consumer lending portfolios, particularly mortgages and credit cards, and a strict focus on cost control, which offset a reduction in income of some GBP65 million in the Group's business banking portfolio, as a result of the implementation of the Competition Commission's SME remedies. Excluding the impact of these remedies and provisions for customer redress, profit before tax from UK Retail Banking and Mortgages increased by 12 per cent, as a result of a 6 per cent growth in income and flat costs.

Total income increased by GBP64 million, or 3 per cent, to GBP2,277 million. Net interest income increased by GBP39 million, or 2 per cent, to GBP1,719 million, as growth in the mortgage and consumer credit portfolios more than offset the impact of the Competition Commission's SME remedies. Personal loan and credit card balances outstanding increased by 8 per cent and 26 per cent respectively and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 9 per cent. Over the last 12 months, mortgage balances outstanding increased by 15 per cent to GBP67.3 billion. Other income increased by GBP25 million to GBP558 million. There was an improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was partly offset by a higher level of fees and commissions payable.

LLOYDS TSB GROUP

Excluding provisions for customer redress, operating expenses decreased by GBP13 million, or 1 per cent, to GBP1,300 million during the first half of 2003, compared to GBP1,313 million in the first half of 2002. The efficiency ratio improved to 57.1 per cent, from 59.3 per cent in the first half of last year. The trading surplus increased by GBP77 million, or 9 per cent, to GBP977 million.

Bad debt provisions increased by GBP65 million to GBP335 million, mainly as a result of volume related asset growth in personal loan and credit card lending, and a higher charge for fraud in the personal lending portfolio. The provisions charge as a percentage of average lending for personal loans and overdrafts increased to 4.44 per cent, from 3.82 per cent in the first half of 2002, while the charge in the credit card portfolio decreased to 3.34 per cent, from 3.50 per cent in the first half of 2002. Overall the arrears position remained broadly stable.


Provisions for bad and doubtful debts by product                               Half-year to              Half-year to
                                                                                   30 June                31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Personal loans/overdrafts                                                     218             168              176
Credit cards                                                                   85              71               82
Business Banking                                                               37              33               34
Mortgages                                                                      (5)             (2)               1
                                                                              335             270              293

Charge as a percentage of average lending                                      %               %                %
Personal loans/overdrafts                                                    4.44            3.82             3.65
Credit cards                                                                 3.34            3.50             3.53
Business Banking                                                             1.34            1.21             1.22
Mortgages                                                                   (0.02)          (0.01)            0.00


In UK Retail Banking, strategic focus has been placed on organic growth; a number of programmes and initiatives are now underway, and are proving successful. There is increased focus on quality; acquiring and retaining higher value customers by meeting customer needs with tailored offers through a highly segmented approach, and deepening relationships through the use of our sophisticated customer relationship management capabilities. Day-to-day costs remain tightly controlled, while exploratory work and pilot schemes continue to assess the scope of outsourcing opportunities to further improve central processing efficiencies.

Our multi-channel distribution, comprising a network of over 2,000 branches, one of the largest telephone banking operations in the UK, and lloydstsb.com, our internet banking system, one of the most visited financial websites in Europe, offers extensive customer choice. The retail bank has continued to develop a strategy of building deeper customer relationships, focusing product design to support the retention and recruitment of higher value customers, whilst retaining multi-channel functionality, and progressively meeting customer needs through increased use of lower cost distribution channels.

LLOYDS TSB GROUP

The Group's internet bank continues to increase in popularity and customer usage. In the first half of 2003 over 10 million bill payments or account transfers were processed on-line. Product sales via the internet channel continue to grow rapidly, with more than 60,000 product sales per month, up 80 per cent on the first half of 2002.

Within cards, supported by the launch of a number of segmented, competitive and innovative product offers including the Create card and the Premier Credit Card, strong growth was achieved both in new accounts and balances outstanding.
Market share grew to an estimated 11 per cent. A general slowdown in the rate of growth of consumer credit in the UK led to a reduction in the rate of personal loan volume growth, although balances outstanding increased by 8 per cent in the year to 30 June 2003.

The launch of the Group's "Plus" range of interest-bearing current accounts has supported the retention of high quality customers within the retail banking franchise, as well as being positioned to attract new-to-brand customers through a competitively priced offer, reflecting the use of lower cost distribution channels. Supported by the launch of "Plus" in February 2003, customer attrition rates have fallen by a fifth, reflecting improved levels of customer satisfaction and the Group's improved range of segmented and targeted offers in the personal market. Lloyds TSB has maintained its clear market leadership in the added value current account market. Extensive work continues, to improve levels of service and customer satisfaction, with a focus on continuous performance improvement and innovation to meet customer needs and expectations.

Volatility in equity markets has continued to restrict short-term opportunities within the UK wealth management business. Lloyds TSB continues to be well positioned in this attractive market which has good long-term growth prospects, however, with a range of segmented offers, including the launch of its new Premier banking service for the "mass affluent".

Following a successful pilot, the Group is now proceeding with national roll-out of Lloyds TSB energy and home telephone products. By leveraging the strategic advantages offered by the Lloyds TSB customer base, distribution strength and brand, the provision of Lloyds TSB branded gas, electricity and home telephone services adds value to existing customer relationships, and provides an opportunity for the Group to build new sustainable revenue streams.

Business Banking continued to grow its customer franchise, regaining leadership in the start-up market, with customer deposits growing by 4 per cent to GBP10,046 million, from GBP9,693 million in June 2002. Customer lending increased slightly to GBP5,589 million, from GBP5,567 million in June 2002. In March 2002, the Competition Commission's report, following its investigation into the supply of banking services to small and medium size enterprises (SMEs), was published by the government. The Group has implemented the remedies suggested by the Competition Commission and, as a result of this issue, profit before tax of Business Banking in the first half of 2003 was reduced by some GBP65 million.

LLOYDS TSB GROUP


Mortgages                                                                      Half-year to             Half-year to
                                                                                 30 June                 31 December
                                                                            2003            2002             2002

Gross new mortgage lending                                               GBP12.0bn        GBP8.0bn        GBP11.0bn
Market share of gross new mortgage lending                                   10.0%            8.3%             9.0%
Net new mortgage lending                                                  GBP4.8bn        GBP2.0bn         GBP3.9bn
Market share of net new mortgage lending                                     11.4%            5.8%             8.8%
Mortgages outstanding (period-end)                                       GBP67.3bn       GBP58.6bn        GBP62.5bn
Market share of mortgages outstanding                                         9.4%            9.3%             9.3%

Gross new lending increased by 50 per cent to a record GBP12.0 billion, compared with GBP8.0 billion in the first half of 2002 and GBP11.0 billion in the second half of 2002. Net new lending increased to GBP4.8 billion resulting in a market share of net new lending of 11.4 per cent. Over the last twelve months, mortgage balances outstanding increased by 15 per cent to GBP67.3 billion.

The Group continues to be one of the most efficient mortgage providers in the UK and Cheltenham & Gloucester's (C&G) total costs as a percentage of mortgage assets were an annualised 0.5 per cent in the first half of 2003. C&G continues to benefit from mortgage sales distribution through the Lloyds TSB branch network, the IFA market and from the strength of the C&G brand. In addition, C& G Teledirect, its internet and telephone operation, continued to perform strongly, and business levels sourced from intermediaries remain strong.

A slight improvement in arrears and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels. New provisions were more than offset by releases and recoveries resulting in a GBP5 million net provisions release for the half-year, compared with a net release of GBP2 million in the first half of 2002. The quality of our mortgage lending continues to be good. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 44 per cent and the average loan-to-value ratio for C&G mortgage business written during the first half of 2003 was 65 per cent. C&G has continued its policies of not exceeding a 95 per cent loan-to-value ratio on new lending, and of avoiding significant exposure to the buy-to-let and sub-prime mortgage markets.

LLOYDS TSB GROUP

Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)

                                                                                 Half-year to              Half-year to
                                                                                    30 June                 31 December
                                                                              2003             2002             2002
                                                                              GBPm             GBPm             GBPm

Life, pensions and unit trusts
  Scottish Widows                                                              194              308              280
  Abbey Life                                                                    41               57               35
  Provisions for customer redress                                             (100)               -             (205)
                                                                               135              365              110
General insurance                                                              355              386              367
Operating profit from Insurance                                                490              751              477
Scottish Widows Investment Partnership                                          (1)               6               (6)
Profit before tax *                                                            489              757              471

Profit before tax, before provisions for customer redress*                     589              757              676

*excluding changes in economic assumptions and investment variance

Profit before tax from Insurance and Investments, excluding changes in economic assumptions, investment variance and provisions for customer redress, decreased by GBP168 million, or 22 per cent, to GBP589 million, from GBP757 million in the first half of 2002, partly as a result of a reduction of GBP101 million in benefits from experience variances and assumption changes, and lower normalised investment earnings. On the same basis, profit before tax from our life, pensions and unit trust businesses decreased by GBP130 million, or 36 per cent, to GBP235 million. The market for medium and long-term investments continued to be adversely affected by uncertainties in global stock markets.

Total sales from the Group's life, pensions and unit trust businesses were GBP1,992.2 million, compared with GBP2,138.7 million in the first half of 2002, a decrease of 7 per cent. Overall weighted sales were GBP366.6 million compared to GBP372.7 million in the first half of last year, a reduction of 2 per cent. This decrease in weighted sales reflected a 5 per cent increase in weighted sales from life and pensions, offset by a 22 per cent reduction in weighted sales from unit trusts and equity-based ISAs.

The Group's estimated market share of the life, pensions and unit trusts market in the first quarter of 2003 was 5.4 per cent, compared with 4.6 per cent in the first quarter of 2002, and in life and pensions, market share in the first quarter of 2003 increased to 6.4 per cent, compared with 5.2 per cent in the comparable period of 2002. By distribution channel, weighted sales from independent financial advisors (IFA) rose by 36 per cent as a result of strong regular savings and pensions sales. Our share of the IFA market in the first quarter of 2003 increased to 5.4 per cent, compared with 3.4 per cent in the comparable period of 2002. In the branch network, weighted sales were 25 per cent lower as a result of a significant reduction in the sales of single premium investments.

LLOYDS TSB GROUP

Sales through the branch network were also affected in the first half of 2003 by significant restructuring activity in the personal sector regulated salesforce, to reflect lower levels of new business and improve cost efficiency. This led to the reduction of almost one third of the regulated salesforce. Scottish Widows remains one of the leading unit trust and equity-based ISA providers in the UK, with a growing market share.

In 2001, Scottish Widows was one of the first companies to be accredited under the "Raising Standards" quality mark, which aims to raise standards generally throughout the insurance industry to create an environment which encourages consumers to provide for their own future. In March 2003 Scottish Widows was one of the first companies to gain re-accreditation under "Raising Standards", confirming Scottish Widows' position at the forefront of industry-wide initiatives to improve standards.

Profit before tax from general insurance operations, excluding investment variance, decreased by GBP31 million, or 8 per cent, to GBP355 million as continued revenue growth from home insurance was offset by lower levels of creditor insurance reflecting the slowdown in growth in personal loans. With over 9 million general insurance policies in force, we estimate that the Group is the market leader in the distribution of home and creditor insurance.

The principal focus of Scottish Widows Investment Partnership (SWIP) is the delivery of consistently superior investment performance. At the end of the half-year SWIP had GBP73 billion of funds under management out of groupwide funds under management totalling GBP99 billion. Overall fund management performance continues to show a significant improvement. SWIP's largest UK equity fund, the UK Growth Fund, has achieved a second quartile performance within its sector over the last six months and top quartile over the last twelve months. The improvement in performance is also reflected in each of SWIP's mainstream, actively managed UK equity funds, which have all achieved above median performance over six month and twelve month periods, with the GBP400 million UK Select Growth Fund being in the top quartile over the last twelve months. In addition, SWIP now has a total of 18 funds rated A and above by Standard & Poor's, with 5 new ratings awarded in the first half of 2003. The pre-tax loss from SWIP for the half-year was GBP1 million compared with a profit of GBP6 million in the first half of 2002, the movement reflecting lower income as a result of lower equity markets and the impact of higher investment spend.

LLOYDS TSB GROUP

                                                                               Half-year to              Half-year to
                                                                                  30 June                 31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Total new business premium income
Regular premiums:
Life - mortgage related                                                      21.7            16.0             19.0
       - non-mortgage related                                                28.0            14.0             18.7
Pensions                                                                    111.1           103.4            109.3
Health                                                                        3.2             2.9              3.0
Total regular premiums                                                      164.0           136.3            150.0

Single premiums:
Life                                                                        438.3           816.6            715.2
Annuities                                                                   271.4           180.1            316.9
Pensions                                                                    597.0           440.5            619.7
Total single premiums                                                     1,306.7         1,437.2          1,651.8

External unit trust sales:
Regular payments                                                             22.0            40.2             31.3
Single amounts                                                              499.5           525.0            484.5
Total external unit trust sales                                             521.5           565.2            515.8

Weighted sales (regular + 1/10 single)
Life and pensions                                                           294.7           280.0            315.2
Unit trusts                                                                  71.9            92.7             79.7
Life, pensions and unit trusts                                              366.6           372.7            394.9


Weighted sales by distribution channel

Branch network                                                              139.3           185.0            165.6
Independent financial advisors                                              197.5           145.4            190.0
Direct                                                                       28.9            31.6             36.3
International/Other                                                           0.9            10.7              3.0
Life, pensions and unit trusts                                              366.6           372.7            394.9

Group funds under management                                                GBPbn           GBPbn            GBPbn
Scottish Widows Investment Partnership                                         73              76               70
UK Wealth Management                                                           10              11               10
International                                                                  16              18               18
                                                                               99             105               98

LLOYDS TSB GROUP

Life, pensions and unit trusts


                                                                              Half-year to                Half-year to
                                                                                 30 June                   31 December
                                                                         2003                2002               2002
                                                                         GBPm                GBPm               GBPm

New business income                                                       204                 182                216
Existing business
- expected return                                                         126                 127                146
- experience variances                                                      -                  18                (19)
- assumption changes and other items                                      (21)                 62                 16
- provisions for customer redress                                        (100)                  -               (205)
                                                                            5                 207                (62)
Investment earnings                                                        77                 113                101
Life and pensions distribution costs                                     (150)               (136)              (147)
                                                                          136                 366                108
Unit trusts                                                                30                  51                 39
Unit trust distribution costs                                             (31)                (52)               (37)
                                                                           (1)                 (1)                 2
Profit before tax*                                                         135                 365                110
Profit before tax, excluding provisions for
customer redress*                                                          235                 365                315

New business margin (life and pensions)                                   18.3%               16.4%              21.9%

*excluding changes in economic assumptions and investment variance

New business income increased by 12 per cent supported by a 5 per cent growth in weighted sales from life and pensions products, and an improved performance in the more profitable life products. The life and pensions new business margin, defined as new business income less distribution costs divided by weighted sales, increased to 18.3 per cent, from 16.4 per cent in the first half of 2002. The improvement largely arose from an improved product mix, particularly higher margin protection and regular premium life products.

Profit before tax from existing business, excluding provisions for customer redress, fell by 49 per cent to GBP105 million. The expected return from existing business, which reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, decreased by GBP1 million, to GBP126 million. This reduction reflects the lower value of in-force business at the beginning of the year and a lower discount rate following the reduction made in December 2002, which offset a lower level of restructuring costs.

LLOYDS TSB GROUP

General Insurance

                                                                                Half-year to            Half-year to
                                                                                   30 June               31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Premium income from underwriting
Creditor                                                                       52              54               53
Home                                                                          198             165              185
Health                                                                         22              22               22
Re-insurance premiums                                                         (11)             (6)              (9)
                                                                              261             235              251
Commissions from insurance broking
Creditor                                                                      190             227              199
Home                                                                           14              19               25
Health                                                                          8               9                8
Other                                                                          77              78               82
                                                                              289             333              314

Profit before tax*                                                            355             386              367

*excluding investment variance

Profit before tax, excluding investment variance, from our general insurance operations, comprising both underwriting and broking activities, decreased by GBP31 million, or 8 per cent, to GBP355 million.

Premium income from underwriting increased by GBP26 million, or 11 per cent, largely as a result of higher home insurance income which increased by 20 per cent. Commissions from insurance broking, however, decreased by GBP44 million, or 13 per cent, largely as a result of lower levels of creditor insurance, reflecting the slowdown in growth in personal loans.

Sales from direct channels (direct mail, telephone, affinity and internet) continue to grow strongly with 62 per cent of new home insurance policies and 84 per cent of new motor insurance policies being sold through direct channels in the first half of 2003. Lloyds TSB Insurance's presence on the Automobile Association and Hill House Hammond insurance panels generated an additional 40,000 policies.

Claims were GBP1 million higher at GBP108 million than in the first half of 2002. The overall claims ratio of 40 per cent was lower than in the first half of last year (44 per cent) as portfolio growth exceeded the growth in claims.

With over 9 million policies in force as at 30 June 2003, an increase of 7 per cent from 30 June 2002, Lloyds TSB is the largest distributor of personal lines general insurance in the UK, and we estimate that the Group is the UK market leader in the distribution of home and creditor insurance.

LLOYDS TSB GROUP

Wholesale Markets

(banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, and other related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses; and Lloyds TSB Asset Finance)


                                                                                Half-year to            Half-year to
                                                                                   30 June               31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Net interest income                                                           574             579              597
Other income                                                                  518             447              528
Total income                                                                1,092           1,026            1,125
Operating expenses                                                            593             512              621
Trading surplus                                                               499             514              504
Provisions for bad and doubtful debts                                         108             151              160
Amounts written off fixed asset investments                                    23               9               48
Profit before tax                                                             368             354              296

Efficiency ratio                                                            54.3%           49.9%            55.2%
Total assets (period-end)                                               GBP92.1bn       GBP87.8bn        GBP89.5bn
Total risk-weighted assets (period-end)                                 GBP53.8bn       GBP49.7bn        GBP53.0bn

Wholesale Markets pre-tax profit increased by GBP14 million, or 4 per cent, to GBP368 million as strong profit growth in Lloyds TSB Asset Finance and a reduction in provisions for bad and doubtful debts more than offset the impact of the introduction of the Competition Commission's SME report remedies, and lower income from Treasury.

Net interest income decreased by GBP5 million reflecting lower income in Treasury but also as a result of a reduction of some GBP20 million following the implementation of the Competition Commission's SME remedies. Other income increased by GBP71 million, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance in April 2002, and the Dutton-Forshaw Group in December 2002. Operating expenses increased by GBP81 million, compared with the first half of last year, of which GBP66 million reflected the asset finance acquisitions.

The charge for provisions for bad and doubtful debts in Wholesale Markets decreased by GBP43 million, despite a small increase in provisions within the asset finance businesses reflecting portfolio growth. In the first half of 2002, provisions against Group loans and advances to certain large US corporate customers totalled some GBP70 million. Amounts written off fixed asset investments increased by GBP14 million.

Assets grew by 5 per cent to GBP92.1 billion, an increase of GBP4.3 billion, reflecting growth in debt securities for structured transactions, and relationship lending, in the second half of 2002, together with strong growth in the asset finance businesses in the first half of 2003, partially offset by a reduction in Treasury.

LLOYDS TSB GROUP

Treasury pre-tax profits decreased by 42 per cent to GBP68 million, compared with GBP117 million in the first half of 2002 reflecting less favourable trading conditions, lower money market income and finer margins on interest rate derivatives.

Strategic Asset Finance, incorporating Lloyds TSB Leasing, remains one of the UK's leading large-ticket lessors. In support of corporate customers, Capital Markets improved market share in the UK loan syndications market, achieving second place for the number and value of Lead Arranger roles for UK investment grade companies.

Lloyds TSB Registrars' share of the registration market for FTSE 100 companies was 57 per cent, and its market leadership in employee share administration services was maintained. Shareview Dealing, a telephone and internet based retail sharedealing service, was launched in March, and Votenow, an electronic voting system for AGMs was successfully launched in April. However, low levels of corporate transaction activity led to a reduction in pre-tax profits to GBP16 million, from GBP24 million in the first half of 2002.

Due to market conditions, Lloyds TSB Development Capital undertook significantly lower levels of venture capital investment and, in a difficult market for disposals, realisations of venture capital gains remained low. Pre-tax losses were GBP3 million, compared to a loss of GBP8 million in the first half of last year. However, record levels of new acquisition finance commitments were achieved in the first half of 2003, with lower levels of provisions.

Pre-tax profits in Lloyds TSB Asset Finance, which incorporates the Group's point-of-sale asset finance and receivables finance businesses, increased by 144 per cent to GBP66 million, compared with GBP27 million in the first half of last year. This reflects, in part, the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance in April 2002, and the Dutton-Forshaw Group in December 2002. These businesses have been successfully integrated into Lloyds TSB Asset Finance, where Lloyds TSB autolease is now the largest contract hire operator in the UK, and expected synergies are on track with the Group's original plans. We continue to grow market share in motor finance, in a buoyant market.

The number of businesses using asset based finance continues to grow strongly, and Lloyds TSB Commercial Finance and its specialist factoring division, Alex Lawrie Factors, have been well positioned, growing market share in both invoice discounting and factoring. Data from The Factors and Discounters Association confirms Lloyds TSB Commercial Finance's market leadership position.

LLOYDS TSB GROUP

International Banking

(banking and financial services overseas in three main areas: The Americas, New Zealand, and Europe and Offshore Banking)


                                                                               Half-year to             Half-year to
                                                                                   30 June               31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Net interest income                                                           406             383              367
Other income                                                                  177             188              186
Total income                                                                  583             571              553
Operating expenses                                                            292             277              304
Trading surplus                                                               291             294              249
Provisions for bad and doubtful debts                                          40              63               99
Amounts written off fixed asset investments                                     1               -                -
                                                                              250             231              150
Loss on sale of businesses                                                    (15)              -                -
Profit before tax                                                             235             231              150

Efficiency ratio                                                            50.1%           48.5%            55.0%
Total assets (period-end)                                               GBP23.0bn       GBP21.4bn        GBP21.3bn
Total risk-weighted assets (period-end)                                 GBP15.3bn       GBP14.4bn        GBP14.2bn

International Banking pre-tax profit increased by GBP4 million, or 2 per cent, to GBP235 million, notwithstanding a GBP15 million loss on the sale of the Group's French wealth management businesses, and a GBP23 million profit on the sale and leaseback of premises in the first half of 2002.

Net interest income increased by GBP23 million, or 6 per cent, to GBP406 million reflecting volume growth and exchange rate movements in New Zealand, together with strong wholesale margins in Brazil. Other income decreased by GBP11 million, or 6 per cent, to GBP177 million reflecting lower equity market related earnings in Offshore Banking and European Private Banking. Operating expenses increased by GBP15 million, reflecting a combination of volume growth, local inflation, and the impact of exchange rate movements. Provisions for bad and doubtful debts were GBP23 million lower reflecting the absence of an increase in the general provision in Argentina.

Pre-tax profits from The National Bank of New Zealand increased by 34 per cent to GBP147 million as a result of asset growth across all business sectors, with strong lending and deposit growth within the personal and small business markets. In a market affected by high interest rates, our consumer finance business in Brazil, Losango, increased lending volumes and, with the benefit of more favourable bond market conditions, the Group's businesses in Brazil made a pre-tax profit of GBP46 million, compared with GBP32 million in the first half of 2002.

LLOYDS TSB GROUP

The Group's international wealth management businesses have been adversely impacted by equity market volatility and depressed investor sentiment, although the demand for services for UK expatriates working abroad remains strong. Offshore Banking and European Private Banking pre-tax profits fell by GBP49 million to GBP55 million, compared with the first half of 2002, which benefited from a GBP23 million profit on the sale and leaseback of premises.

The Group reduced its total exposure to Brazil, net of provisions, to GBP1.5 billion during the first half of 2003 (December 2002: GBP1.9 billion) largely through the disposal of the remaining Brazilian component of the emerging markets debt portfolio. The Brazilian Real appreciated 20.3 per cent in the six months to 30 June 2003. Sentiment towards Brazil and Argentina has improved over the period, but the economic situation continues to be difficult and the outlook remains uncertain. The Group's total exposure to Argentina at the end of the half-year was some GBP170 million, net of provisions and charges (31 December 2002: GBP190 million), despite the impact of an appreciation of the Peso during the six months to 30 June 2003, largely reflecting emerging markets debt portfolio sales, and the repayment of some offshore lending.

In May 2003 Lloyds TSB agreed the sale of its French fund management and private banking businesses, including its subsidiaries, Lloyds Bank SA, Chaillot Assurances SA and Capucines Investissements SA, to UBS (France) SA. The net asset value of businesses sold was approximately GBP20 million and funds under management were approximately EUR1 billion. A net loss of GBP15 million has been included in the profit and loss account.

In June 2003, the Group announced that, following approaches, Lloyds TSB is considering its options relating to The National Bank of New Zealand. The Group is undertaking a strategic review so that potential offers for The National Bank of New Zealand, as well as retention of the business, can be considered.

LLOYDS TSB GROUP

Central group items

(earnings on surplus capital and the emerging markets debt investment portfolio, central costs and other unallocated items)

                                                                                   Half-year to           Half-year to
                                                                                      30 June              31 December
                                                                               2003           2002              2002
                                                                               GBPm           GBPm              GBPm

Accrual for payment to Lloyds TSB Foundations                                  (16)            (19)             (14)
Other finance income                                                            17              85               80
Earnings on surplus capital and the emerging markets debt
investment portfolio                                                           140             (23)             (82)
Central costs and other unallocated items                                      (21)             (4)             (19)
                                                                               120              39              (35)

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over three years, instead of the dividend on their shareholdings, making them in aggregate one of the largest independent grant giving bodies in the UK. In the first half of 2003, the Group accrued GBP16 million for payment to the Lloyds TSB Foundations.

Other finance income represents income from the expected return on the Group's pension fund assets less the charge for unwinding the discount on the pension fund liabilities. The significant reduction in income in the first half of 2003 reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities caused by the expected greater lifespan of pension scheme members.

Earnings on surplus capital and the emerging markets debt investment portfolio reflect earnings on capital held at the Group centre and profits from the Group's investment portfolio of emerging markets debt securities. During the first half of 2003 improved secondary bond market conditions allowed the Group to sell its portfolio of emerging markets debt securities. Profits on bond sales, and certain closed foreign exchange positions, in the first half of 2003 totalled some GBP295 million. The Group will not achieve any further contribution from the emerging markets debt portfolio in the second half of 2003 and beyond.

LLOYDS TSB GROUP

                                   INCOME

Group net interest income

Group net interest income increased by GBP14 million, or 1 per cent, to GBP2,571 million, despite a reduction of GBP203 million caused by a 26 basis point reduction in the net interest margin. The implementation of the Competition Commission's SME report remedies reduced Group net interest income by GBP82 million, and the net interest margin by some 10 basis points, in the first half of 2003. Average interest-earning assets increased by 9 per cent to GBP172 billion. Excluding the Competition Commission impact, the 16 basis points decrease in the overall net interest margin reflected a lower contribution from interest-free liabilities, partly caused by the fall in average interest rates, and a reduction of 12 basis points in the interest spread. Compared with the net interest margin in the second half of 2002, there was a reduction of 12 basis points, of which some 10 basis points represented the Competition Commission impact. The mix effect from the higher levels of growth in the mortgage portfolio and some mortgage margin erosion caused a 6 basis point reduction. This was partly offset by a 2 basis point improvement in the margin in the asset finance businesses.

                                                                               Half-year to            Half-year to
                                                                                  30 June               31 December
                                                                            2003            2002             2002
                                                                            GBPm            GBPm             GBPm

Net interest income                                                         2,571           2,557            2,614

Average balances
Short-term liquid assets                                                    3,177           4,079            2,959
Loans and advances                                                        153,688         139,722          147,456
Debt securities                                                            15,217          13,859           15,493
Total interest-earning assets                                             172,082         157,660          165,908

Financed by:
Interest-bearing liabilities                                              164,454         145,667          154,665
Interest-free liabilities                                                   7,628          11,993           11,243

Average rates                                                                  %               %               %
Gross yield on interest-earning assets                                       5.87            6.58             6.46
Cost of interest-bearing liabilities                                         2.99            3.58             3.58
Interest spread                                                              2.88            3.00             2.88
Contribution of interest-free liabilities                                    0.13            0.27             0.25
Net interest margin                                                          3.01            3.27             3.13

Note: Payments made under cash gift and discount mortgage schemes are amortised over the early redemption charge period, being a maximum of five years. If these incentives had been fully written off as incurred, group and domestic net interest income would have been GBP35 million higher in the first half of 2003 (2002 first half: GBP23 million higher; second half: GBP32 million higher). The deferred element of the expenditure amounting to GBP166 million at 30 June 2003 (30 June 2002: GBP233 million; 31 December 2002: GBP201 million) is included within prepayments and accrued income in the balance sheet.

LLOYDS TSB GROUP

Domestic net interest income

Domestic net interest income increased by GBP11 million, or 1 per cent, to GBP2,188 million, notwithstanding a reduction of GBP196 million caused by a 30 basis point reduction in the net interest margin. This represents 85 per cent of total group net interest income.

Average interest-earning assets increased by GBP14 billion, or 11 per cent, to GBP144 billion. Average personal lending and mortgage balances grew by GBP10 billion and wholesale balances increased by GBP4 billion.

The net interest margin decreased by 30 basis points reflecting a reduction in the contribution of interest-free liabilities and the impact of the implementation of the remedies suggested by the Competition Commission, following its investigation into the supply of banking services to small and medium size enterprises (SMEs), together with a reduction of 16 basis points in the interest spread. Compared with the net interest margin in the second half of 2002, there was a reduction of 15 basis points, of which some 11 basis points represented the Competition Commission impact. A slight reduction in the margin earned on the mortgage portfolio was partly offset by a higher margin in the asset finance businesses.

                                                                                Half-year to          Half-year to
                                                                                   30 June             31 December
                                                                             2003            2002            2002
                                                                             GBPm            GBPm            GBPm

Net interest income                                                         2,188           2,177            2,248

Average balances
Short-term liquid assets                                                    2,384           2,830            2,390
Loans and advances                                                        131,812         119,950          127,256
Debt securities                                                            10,202           7,889            9,420
Total interest-earning assets                                             144,398         130,669          139,066

Financed by:
Interest-bearing liabilities                                              140,362         121,305          130,547
Interest-free liabilities                                                   4,036           9,364            8,519

Average rates                                                                  %               %                %
Gross yield on interest-earning assets                                       5.75            6.14             6.06
Cost of interest-bearing liabilities                                         2.77            3.00             3.04
Interest spread                                                              2.98            3.14             3.02
Contribution of interest-free liabilities                                    0.08            0.22             0.19
Net interest margin                                                          3.06            3.36             3.21

LLOYDS TSB GROUP

International net interest income

Net interest income from international operations increased by GBP3 million, or 1 per cent, to GBP383 million. This represents 15 per cent of total group net interest income. Strong volume growth, particularly in New Zealand, was offset by the adverse effect of exchange rate movements.

Average interest-earning assets increased by 3 per cent but were flat on a local currency basis. The net interest margin reduced by 5 basis points as a result of the sale of the Group's portfolio of emerging markets debt securities. Compared with the net interest margin in the second half of 2002, there was an increase of 9 basis points, reflecting stronger margins in our Latin American businesses.

                                                                               Half-year to             Half-year to
                                                                                   30 June               31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Net interest income                                                           383             380              366

Average balances
Short-term liquid assets                                                      793           1,249              569
Loans and advances                                                         21,876          19,772           20,200
Debt securities                                                             5,015           5,970            6,073
Total interest-earning assets                                              27,684          26,991           26,842

Financed by:
Interest-bearing liabilities                                               24,092          24,362           24,118
Interest-free liabilities                                                   3,592           2,629            2,724

Average rates                                                                  %               %               %
Gross yield on interest-earning assets                                       6.51            8.71             8.55
Cost of interest-bearing liabilities                                         4.28            6.51             6.51
Interest spread                                                              2.23            2.20             2.04
Contribution of interest-free liabilities                                    0.56            0.64             0.66
Net interest margin                                                          2.79            2.84             2.70


LLOYDS TSB GROUP

Other income

                                                                               Half-year to             Half-year to
                                                                                  30 June                31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

Fees and commissions receivable:
  UK current account fees                                                     316             282              297
  Other UK fees and commissions                                               569             583              580
  Insurance broking                                                           289             333              314
  Card services                                                               213             198              216
  International fees and commissions                                          122             127              123
                                                                            1,509           1,523            1,530
Fees and commissions payable                                                 (346)           (306)            (339)
Dealing profits (before expenses):
  Foreign exchange income                                                     149              82               91
  Securities and other gains                                                  278               6                9
                                                                              427              88              100
Income from long-term assurance business                                      175              23             (326)
General insurance premium income                                              261             235              251
Other operating income                                                        320             392              371
Total other income                                                          2,346           1,955            1,587

Other income increased by GBP391 million, or 20 per cent, to GBP2,346 million.

Fees and commissions receivable decreased slightly to GBP1,509 million, largely reflecting lower income from insurance broking and unit trust commissions, partly offset by good growth in UK current account fees and card services. Other UK fees and commissions decreased by GBP14 million, or 2 per cent, to GBP569 million as a result of a GBP26 million reduction in unit trust and asset management fees, offset by an increase of GBP6 million in mortgage related fees. There was also a GBP6 million increase in fees from large corporate and factoring activity reflecting increased transaction volumes.

Insurance broking commission income decreased by GBP44 million, compared with the first half of 2002, reflecting lower creditor insurance commissions resulting from the slowdown in the rate of growth of personal loans. Income from credit and debit card services increased by GBP15 million, mainly as a result of higher merchant service charges and fees. UK current account fee income rose by GBP34 million, reversing the downward trend experienced in recent years largely as a result of an increase in fee income from added value current accounts.

Fees and commissions payable increased by GBP40 million against the first half of last year as a result of higher reciprocity fees, increased dealer commissions in Lloyds TSB Asset Finance, an increase in package costs relating to a number of products, and higher costs relating to legal expenses and valuation fee incentives supporting the strong mortgage growth.

LLOYDS TSB GROUP

Dealing profits increased substantially by GBP339 million compared with the first half of 2002 as a result of an increase of GBP67 million in foreign exchange income and an increase of GBP272 million in gains from securities trading, largely reflecting earnings from the portfolio of emerging markets debt investments which, at the end of 2002, was reclassified as a trading portfolio. In 2002, earnings from emerging markets debt investments were primarily reported within other operating income. Income from long-term assurance business increased by GBP152 million, largely reflecting the absence of the negative investment variance reported in the first half of 2002. Excluding changes in economic assumptions and investment variance, income from long-term assurance business was GBP253 million lower, reflecting a reduction of GBP101 million in benefits from experience variances and actuarial assumption changes, and a GBP100 million provision for customer redress.

Other operating income decreased by GBP72 million to GBP320 million, reflecting the reclassification of earnings on the emerging markets debt investment portfolio in 2003 into dealing profits, and the non-recurrence of profits on the sale and leaseback of premises which, in the first half of 2002, totalled GBP23 million. These decreases more than offset a GBP42 million increase following the acquisition of the Dutton-Forshaw Group in December 2002, and higher operating lease rentals following the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance.

LLOYDS TSB GROUP

                              OPERATING EXPENSES


Operating expenses
                                                                               Half-year to             Half-year to
                                                                                  30 June                31 December
                                                                             2003           2002             2002
                                                                             GBPm           GBPm             GBPm

Administrative expenses:
Staff:
  Salaries and profit sharing                                                 900             879              879
  National insurance                                                           72              71               63
  Pensions                                                                    160             148              170
  Restructuring                                                                10              36               69
  Other staff costs                                                           113              94              108
                                                                            1,255           1,228            1,289
Premises and equipment:
  Rent and rates                                                              142             137              143
  Hire of equipment                                                            10              10                8
  Repairs and maintenance                                                      63              59               72
  Other                                                                        60              63               51
                                                                              275             269              274
Other expenses:
  Communications and external data processing                                 213             215              231
  Advertising and promotion                                                    86              81               66
  Professional fees                                                            53              41               72
  Provisions for customer redress                                             200               -                -
  Other                                                                       205             206              242
                                                                              757             543              611
Administrative expenses                                                     2,287           2,040            2,174
Depreciation                                                                  318             299              343
Amortisation of goodwill                                                       24              21               38
Total operating expenses                                                    2,629           2,360            2,555

Efficiency ratio                                                            53.3%           51.3%            59.7%
Efficiency ratio, excluding changes in economic assumptions,
investment variance and provisions for customer redress                     48.6%           47.2%            51.3%


Total operating expenses increased by GBP269 million, or 11 per cent, compared with the first half of 2002. Excluding the impact of acquisitions, which increased operating expenses by GBP99 million in the first half of 2003 compared to GBP22 million in the first half of 2002, and a GBP200 million provision for customer redress, operating expenses were broadly flat.

LLOYDS TSB GROUP

Excluding provisions for customer redress, administrative expenses increased by GBP47 million to GBP2,087 million. Staff costs were GBP27 million higher at GBP1,255 million, and other expenses increased by GBP14 million to GBP557 million. Depreciation rose by GBP19 million, reflecting an increase of GBP22 million in operating lease depreciation, partly acquisition related. Goodwill amortisation was GBP3 million higher. The efficiency ratio, excluding changes in economic assumptions, investment variance and provisions for customer redress, was 48.6 per cent, compared to 47.2 per cent in the first half of 2002.

The Group remains committed to strict cost control and, largely as a result of continuing efficiency initiatives, we expect that the Group's operating expenses in 2003, excluding the impact of acquisitions, operating lease depreciation and provisions for customer redress, will grow by no more than the rate of inflation. This focus on cost control will be continued notwithstanding further significant investment throughout the business in 2003, to support increased business volumes, higher levels of service quality, further improvements in productivity, and increases in investment in mandatory projects. These include projects such as the Universal Banking Service, anti-money laundering financial crimes programmes and preparation for the forthcoming introduction of the Basel 2 capital accord.

Number of employees (full-time equivalent)

Staff numbers increased by 171 to 79,708 during the half-year.

Within UK Retail Banking and Mortgages staff numbers increased by 445, reflecting planned improvements to customer service and a substantial increase in our branch sales activities, partially offset by reductions of staff numbers in back office operations. In International Banking staff numbers decreased by 220, partly as a result of the disposal of the Group's French wealth management businesses.

                                                                                        30 June          31 December
                                                                                          2003                2002

UK Retail Banking and Mortgages                                                          48,214              47,769
Insurance and Investments                                                                 6,129               6,170
Wholesale Markets                                                                        11,459              11,446
International Banking                                                                    11,507              11,727
Other                                                                                     2,399               2,425
Total number of employees (full-time equivalent)                                         79,708              79,537


LLOYDS TSB GROUP

                                CREDIT QUALITY

Charge for bad and doubtful debts

                                                                                Half-year to             Half-year to
                                                                                   30 June                31 December
                                                                             2003            2002             2002
                                                                             GBPm            GBPm             GBPm

UK Retail Banking and Mortgages                                               335             270              293
Wholesale Markets                                                             108             151              160
International Banking                                                          40              63               99
Central group items                                                           (13)             (5)              (2)
Total charge                                                                  470             479              550


Specific provisions                                                           466             451              514
General provisions                                                              4              28               36
Total charge                                                                  470             479              550

Charge as % of average lending:                                                %               %                %
Domestic                                                                     0.70            0.67             0.72
International                                                                0.41            1.22             1.32
Total charge                                                                 0.66            0.75             0.80


The total charge for bad and doubtful debts decreased to GBP470 million from GBP479 million. In UK Retail Banking the provisions charge increased by GBP68 million, from GBP272 million in the first half of 2002, to GBP340 million, as a result of volume related asset growth in the personal loan and credit card portfolios, but also as a result of a higher charge for fraud in the personal lending portfolios. In Mortgages an improved arrears position and the beneficial effect of house price increases resulted in a GBP5 million provisions release for the half-year. In Wholesale Markets the provisions charge decreased by GBP43 million to GBP108 million from GBP151 million in the first half of 2002. In International Banking, provisions decreased by GBP23 million as a result of the absence of an increase in the general provision in Argentina.

Non-performing loans increased to GBP1,513 million compared with GBP1,414 million in December 2002, largely reflecting higher levels of non-performing lending in the Group's corporate portfolio and general portfolio growth throughout the Group. In UK Retail Banking and Mortgages the overall arrears position remained stable. Non-performing lending represented 1.0 per cent of total lending, unchanged from December 2002. Our lending portfolio remains heavily influenced by our high quality, relatively low risk, mortgage business and, as a result, we remain relatively well positioned to withstand any continued economic slowdown.

LLOYDS TSB GROUP

Movements in provisions for bad and doubtful debts


                                  Half-year to                      Half-year to                      Half-year to
                                  30 June 2003                      30 June 2002                    31 December 2002
                            Specific          General         Specific        General           Specific        General
                               GBPm             GBPm            GBPm            GBPm              GBPm            GBPm

At beginning of period        1,334              433           1,099             369             1,167              399
Exchange and other               12                -             (38)              2               (17)              (2)
adjustments
Advances written off           (514)               -            (444)              -              (434)               -
Recoveries of advances           87                -              99               -               104                -
written off in previous
years
Charge to profit and
loss account:
New and additional              769                4             756              28               788               36
provisions
Releases and recoveries        (303)               -            (305)              -              (274)               -
                                466                4             451              28               514               36
At end of period              1,385              437           1,167             399             1,334              433
                                      1,822                            1,566                             1,767
Closing provisions as %
of lending (excluding
unapplied interest)
Specific:
Domestic                      1,081            (0.9%)            899           (0.8%)            1,016            (0.8%)
International                   304            (1.6%)            268           (1.5%)              318            (1.7%)
                              1,385            (0.9%)          1,167           (0.9%)            1,334            (1.0%)
General                         437            (0.3%)            399           (0.3%)              433            (0.3%)
Total                         1,822            (1.2%)          1,566           (1.2%)            1,767            (1.3%)

At the end of June 2003 provisions for bad and doubtful debts totalled GBP1,822 million. This represented 1.2 per cent of total lending (December 2002: 1.3 per cent). Non-performing lending increased to GBP1,513 million from GBP1,414 million in December 2002, largely reflecting higher levels of non-performing lending in the Group's corporate portfolio, and general portfolio growth throughout the Group. At the end of the half-year, total provisions represented over 120 per cent of non-performing loans (December 2002: 120 per cent).

LLOYDS TSB GROUP

                                CAPITAL RATIOS

Risk asset ratios

                                                                                        30 June          31 December
                                                                                          2003               2002
                                                                                          GBPm                GBPm

Capital
Tier 1                                                                                   10,355               9,490
Tier 2                                                                                    9,287               8,846
                                                                                         19,642              18,336

Supervisory deductions                                                                   (6,786)             (6,588)

Total capital                                                                            12,856              11,748


Risk-weighted assets                                                                      GBPbn               GBPbn
UK Retail Banking and Mortgages                                                            57.7                54.2
Insurance and Investments                                                                   0.2                 0.2
Wholesale Markets                                                                          53.8                53.0
International Banking                                                                      15.3                14.2
Central group items                                                                         0.5                 0.8
Total risk-weighted assets                                                                127.5               122.4

Risk asset ratios
Total capital                                                                             10.1%                9.6%
Tier 1                                                                                     8.1%                7.8%



                                                                                       Half-year            Half-year
                                                                                       to 30 June        to 31 December
                                                                                          2003                2002

Post-tax return on average risk-weighted assets                                           1.91%               1.18%

At the end of June 2003 the risk asset ratios were 10.1 per cent for total capital and 8.1 per cent for tier 1 capital.

During the first half of 2003, total capital for regulatory purposes increased by GBP1,108 million to GBP12,856 million. Tier 1 capital increased by GBP865 million, mainly from retained profits. Tier 2 capital increased by GBP441 million, as a result of the issue of new tier 2 capital instruments. Supervisory deductions increased by GBP198 million, as a result of an increase in the Group's embedded value to GBP6,362 million, from GBP6,228 million in December 2002.

Risk-weighted assets increased by 4 per cent to GBP127.5 billion and the post-tax return on average risk-weighted assets increased to 1.91 per cent.

LLOYDS TSB GROUP

                     OVERVIEW OF CONSOLIDATED BALANCE SHEET

Review of balance sheet at 30 June 2003, compared to 31 December 2002

Assets

Total assets increased by GBP11,921 million, or 5 per cent, to GBP264,679 million, largely reflecting business growth.

Cash and balances at central banks reduced by GBP283 million, or 25 per cent, from GBP1,140 million as cash balances held at the year end are usually high, to cater for anticipated demand over the year-end holiday period. Treasury bills and other eligible bills increased to GBP3,577 million from GBP2,409 million reflecting liquidity management. Loans and advances to banks increased by GBP777 million to GBP18,306 million partly for liquidity management purposes, and partly as a result of an increase in the value of collateral loans in treasury.

Loans and advances to customers increased by GBP7,516 million, or 6 per cent, to GBP141,990 million. This growth in loans and advances to customers largely reflects growth in UK retail lending, particularly the strong mortgage growth in the first half of 2003.


                                                                                    30 June               31 December
                                                                             2003             2002             2002
                                                                             GBPm             GBPm             GBPm

Loans and advances to customers
Domestic:
Agriculture, forestry and fishing                                            2,089            2,096            2,076
Manufacturing                                                                3,572            3,626            3,373
Construction                                                                 1,634            1,376            1,482
Transport, distribution and hotels                                           4,915            4,574            4,696
Property companies                                                           4,222            3,277            4,008
Financial, business and other services                                       8,351            8,480            8,352
Personal  : mortgages                                                       67,316           58,614           62,467
          : other                                                           15,762           14,093           14,931
Lease financing                                                              6,940            7,372            7,285
Hire purchase                                                                6,489            5,708            5,990
Other                                                                        3,499            3,092            3,397
Total domestic                                                             124,789          112,308          118,057
International:
Latin America                                                                1,470            1,914            1,591
New Zealand                                                                 11,939            9,866           10,447
Rest of the world                                                            5,657            6,009            6,202
Total international                                                         19,066           17,789           18,240
                                                                           143,855          130,097          136,297
Provisions for bad and doubtful debts*                                      (1,808)          (1,565)          (1,766)
Interest held in suspense*                                                     (57)             (54)             (57)
Total loans and advances to customers                                      141,990          128,478          134,474


*figures exclude provisions and interest held in suspense relating to loans and advances to banks

LLOYDS TSB GROUP

Debt securities decreased by GBP632 million to GBP28,682 million as a reduction of GBP1.1 billion on sales of emerging market debt investments was partly offset by increased holdings for liquidity management purposes.

Intangible fixed assets declined by GBP19 million to GBP2,615 million as amortisation of GBP24 million and the reduction of GBP10 million due to the sale of the Group's French wealth management businesses was partially offset by positive exchange rate movements, principally relating to our New Zealand business. Tangible fixed assets fell by GBP122 million to GBP3,974 million reflecting depreciation of GBP318 million partially offset by net additions of GBP196 million.

Other assets increased by GBP368 million to GBP5,631 million, largely as a result of increases in mark-to-market balances in respect of derivatives, higher settlement balances in treasury in respect of securities sales, and an increase in card settlement balances.

Long-term assurance business attributable to the shareholder increased by GBP134 million to GBP6,362 million reflecting the after tax profit in the Group's life assurance businesses for the year to date of GBP132 million, and a small exchange gain from the life operations of The National Bank of New Zealand.

Liabilities

Deposits by banks have fallen by GBP1,561 million to GBP23,882 million as direct borrowing from banks has been replaced by the issue of debt securities.

Customer deposits increased by GBP5,099 million to GBP121,433 million partly as a result of growth of GBP1.4 billion in current account credit balances. Savings and investment accounts grew by GBP3.0 billion, and currency deposits grew by GBP1.0 billion reflecting strong growth in New Zealand.

                                                                                 30 June                 31 December
                                                                           2003            2002              2002
                                                                           GBPm            GBPm              GBPm

Deposits - customer accounts
Sterling:
Non-interest bearing current accounts                                       2,420           5,904            2,211
Interest bearing current accounts                                          26,815          21,673           25,640
Savings and investment accounts                                            56,195          50,975           53,223
Other customer deposits                                                    16,242          17,395           16,521
Total sterling                                                            101,672          95,947           97,595
Currency                                                                   19,761          17,840           18,739
Total deposits -  customer accounts                                       121,433         113,787          116,334


LLOYDS TSB GROUP

Debt securities in issue were up GBP4,243 million to GBP34,498 million partly as a result of an increase in funding to replace deposits from banks, and higher balances in structured finance transactions. In addition, debt securities in issue in New Zealand increased by GBP0.7 billion to fund balance sheet expansion.

Other liabilities increased by GBP138 million to GBP8,427 million. A lower interim dividend accrual than that for the final dividend was offset by higher settlement balances in respect of securities sales. Accruals and deferred income reduced by GBP217 million to GBP3,479 million largely as a result of lower interest payable. The post-retirement benefit liability increased by GBP91 million to GBP2,168 million as a result of the current year net pension cost. In provisions for liabilities and charges, deferred tax fell by GBP46 million to GBP1,271 million, largely reflecting a reduction arising from the sale of a portfolio of finance leases. Other provisions for liabilities and charges
increased  by  GBP171  million  to  GBP532  million   principally   due  to  the
establishment of a new provision for customer redress, offset by a small reduction in vacant leasehold property provisions in the UK.

Subordinated liabilities increased by GBP628 million to GBP10,796 million largely as a result of a new issue of undated loan capital to fund balance sheet expansion and replace existing issues approaching maturity.

Minority interests increased by GBP12 million to GBP743 million reflecting the minority share of profit after tax, and positive exchange rate movements, partly offset by the payment of dividends to minority shareholders.

Shareholders' funds were up GBP684 million to GBP8,656 million principally due to retentions.

LLOYDS TSB GROUP

                                    NOTES

1.       Accounting policies and presentation

         Accounting policies are unchanged from 2002.

         The Group has not revised the valuation of its pension schemes to reflect the circumstances prevailing at 30 June 2003. In accordance with FRS 17 the valuations will be formally updated at the year-end.

2.       Economic profit

         In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the half-year and is based on a cost of equity of 9 per cent (2002: 9 per cent).

         Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.

                                                                             Half-year to               Half-year to
                                                                                 30 June                 31 December
                                                                           2003             2002             2002
                                                                           GBPm             GBPm             GBPm

        Average shareholders' equity                                        8,301           10,748           10,590

        Profit attributable to shareholders                                 1,155            1,113              668
        Less: notional charge                                                (370)            (480)            (480)
         Economic profit                                                      785              633              188

         The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity. The reduction in average shareholders' equity in the first half of 2003 largely reflects actuarial losses in the Group's pension schemes recognised at the end of 2002.

LLOYDS TSB GROUP

3.       Earnings per share


                                                                               Half-year to              Half-year to
                                                                                  30 June                 31 December
                                                                          2003               2002             2002

         Basic

         Profit attributable to shareholders                            GBP1,155m        GBP1,113m          GBP668m
         Weighted average number of ordinary shares in issue               5,581m           5,562m           5,578m
         Earnings per share                                                 20.7p            20.0p            12.0p

         Fully diluted

         Profit attributable to shareholders                            GBP1,155m        GBP1,113m          GBP668m
         Weighted average number of ordinary shares in issue               5,617m           5,601m           5,593m
         Earnings per share                                                 20.6p            19.9p            11.9p

4.       Tax

         The effective rate of tax was 29.2 per cent (2002 first half: 28.8 per cent). The lower effective rate of tax, compared with the standard tax rate of 30 per cent, is primarily due to tax relief on tier 1 capital interest payments, and a lower effective rate of tax in the Group's life and pensions businesses.

         A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge for the half-year, is given below:

                                                                               Half-year to             Half-year to
                                                                                  30 June                31 December
                                                                           2003              2002             2002
                                                                           GBPm              GBPm             GBPm

         Profit on ordinary activities before tax                          1,677             1,604            1,003

         Tax charge thereon at UK corporation tax rate of 30%                503               481              301
         Factors affecting charge:
         Goodwill amortisation                                                 5                 4                5
         Overseas tax rate differences                                         3                18                6
         Non-allowable and non-taxable items                                  (7)              (24)             (16)
         Gains exempted or covered by capital losses                           1                (6)             (17)
         Tax deductible coupons on non-equity minority interests              (6)               (6)              (6)
         Payments to employee trust                                            -               (10)             (10)
         Life companies rate differences                                     (10)                5               39

         Tax charge                                                          489               462              302

LLOYDS TSB GROUP

5.       Investment variance

         In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are separately analysed to include investment earnings calculated using longer-term investment rates of return, and annual management charges based on unsmoothed fund values. This investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were 7.10 per cent for equities and 4.50 per cent for gilts.

         Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.

         During the first half of 2003 the FTSE All-Share index rose by 4 per cent and this created a positive investment variance totalling
         GBP42 million.

6.       Changes in economic assumptions

         In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.

The main economic assumptions were revised at 30 June 2003 as follows:

                                                                                    30 June            31 December
                                                                                      2003                2002
                                                                                        %                   %

Risk-adjusted discount rate (net of tax)                                               7.35                7.35
Return on equities (gross of tax)                                                      7.10                7.10
Return on fixed interest securities (gross of tax)                                     4.50                4.50
Expenses inflation                                                                     3.50                3.30

LLOYDS TSB GROUP

         At 30 June 2003 the review of the assumptions has led to an increase in the rate of expense inflation to 3.50 per cent. This has resulted in a charge to the profit and loss account in the first half of 2003 of GBP8 million.

7.       Free Asset Ratio

         The free asset ratio is a common measure of financial strength in the UK for long-term insurance businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. At 30 June 2003, the free asset ratio of Scottish Widows plc was an estimated 12.7 per cent, compared with 12.2 per cent at 31 December 2002. After adjusting for the required regulatory minimum solvency margin, the Scottish Widows plc ratio, expressed as a percentage of total assets, was an estimated 7.7 per cent at 30
         June 2003, compared with 7.3 per cent at 31 December 2002.

8.       Reconciliation of movements in shareholders' funds


                                                                                Half-year to          Year ended
                                                                                    30 June           31 December
                                                                                      2003                 2002
                                                                                      GBPm                 GBPm

Profit attributable to shareholders                                                  1,155                1,781
Dividends                                                                             (597)              (1,908)
Profit (loss) for the period                                                           558                 (127)
Currency translation differences on foreign
currency net investments                                                               100                   (3)
Actuarial losses recognised in post-retirement benefit schemes                           -               (2,331)
Issue of shares                                                                         26                   77
Net increase (decrease) in shareholders' funds                                         684               (2,384)
Shareholders' funds at beginning of period                                           7,972               10,356
Shareholders' funds at end of period                                                 8,656                7,972


LLOYDS TSB GROUP

9.       Dividend

         An interim dividend for 2003 of 10.7p per share (2002: 10.7p), will be paid on 8 October 2003.

         Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the dividend are:


Shares quoted ex-dividend.  Shares purchased before this date          13 August
qualify for the dividend

Record date.  Shareholders on the register on this date are            15 August
entitled to the dividend

Final date for joining or leaving the dividend reinvestment plan    10 September

Interim dividend paid                                                  8 October

10.     Other information

        Results for the half-year ended 30 June were approved by the directors on 31 July 2003.

        Statutory accounts for the year ended 31 December 2002 were delivered to the registrar of companies. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

LLOYDS TSB GROUP

                                    CONTACTS

                    For further information please contact:-

                                 Philip Hampton
                             Group Finance Director
                              Lloyds TSB Group plc
                                 020 7356 1436
                   E-mail: philip.hampton@ltsb-finance.co.uk

                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk

                                Terrence Collis
                   Director of Group Corporate Communications
                              Lloyds TSB Group plc
                                 020 7356 2078
                    E-mail: terrence.collis@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN. This information is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     August 1, 2003